DISTRIBUTION AMENDMENT

THIS AMENDMENT made as of the 15th day of November 2004.

BETWEEN:

DIAMANT PLASTICS CORP., a corporation incorporated under the laws of the Province of Ontario and having its head office at 6 Shields Court, Suite 201, Markham, Ontario L3R 4S1

(hereinafter called "DIAMANT")

OF THE FIRST PART

- and -

DIAMANT FILM INC. a corporation incorporated under the laws of the Province of Ontario and having its head office at 7100 Warden Ave., Unit 5, Markham, Ontario, L3R 8B5,

(hereinafter called the "Distributor")

OF THE SECOND PART

AND WHEREAS the Distributor wishes to obtain from DIAMANT the exclusive right to market and distribute the Products throughout Mexico, (hereinafter referred to as the "Territory") on the terms and subject to the conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein, the sum of Ten dollars now paid by each party hereto to each of the other parties hereto, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

1.01 DIAMANT appoints the DIAMANT FILM INC. as its Distributor in Mexico and to be added to the agreement Dated June 24, 2004 between DIAMANT PLASTICS CORP., and DIAMANT FILM INC.

1.02 The parties hereto agree that this Amendment be transmitted by facsimile or such similar device and that reproduction of signatures by facsimile or such similar device will be treated as binding as if original and each party hereto undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF

DIAMANT PLASTICS CORP.

Per: _____________________	A.S.O.

DIAMANT FILM INC.

Per: _____________________	A.S.O

SCHEDULE "A"

To Agreement Between

Product Specifications

- Strictly Confidential -

____________________________________

SCHEDULE "B"

To Agreement Between

The Distributor agrees to purchase minimum quantities subject to our right to terminate your exclusivity rights under the agreement if you fail to order and pay when due. The definitive agreement will provide for minimal annual volumes as set out herein:

- Strictly Confidential -

____________________________________

SCHEDULE "C"

To Agreement Between The Product purchase price

- Strictly Confidential -

____________________________________

SCHEDULE "D"

To Agreement Between Miscellaneous Contract

- Strictly Confidential -